VIA EDGAR

January 21, 2016

Mr. Edward Bartz

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Mr. Bartz:

This letter responds to the comments on Post-Effective Amendment No. 89 to the Registrant’s registration statement on Form N-1A (“PEA 89”) on behalf of the Wasatch Emerging India Fund, Wasatch Emerging Markets Small Cap Fund, Wasatch Frontier Emerging Small Countries Fund, Wasatch Global Opportunities Fund, Wasatch International Growth Fund, Wasatch International Opportunities Fund, Wasatch Small Cap Growth Fund and Wasatch World Innovators Fund (collectively, the “Funds”) filed on EDGAR on December 2, 2015 that were provided to me by telephone on Friday, January 15, 2016 by the Securities and Exchange Commission (the “SEC”).

The SEC has requested that in the future the Registrant provide a marked copy of the Registrant’s registration statement on Form N-1A as required by Rule 472 of the Securities Exchange Act of 1933, as amended.

1.	Summary Section of Prospectus – Fees and Expenses- Fee Table (All Funds)

SEC Comment: Please move notation for Footnote 2 in the Fee Table on line item “Total Annual Fund Operating Expenses” to line item “Expense Reimbursement”. Please indicate if the Advisor can recoup expenses under the Expense Limitation Agreement. If yes, please disclose in Footnote 2 to the Fee Table. Lastly, please file a copy of the Expense Limitation Agreement as exhibit to the Registrant’s registration statement on Form N-1A.

Response: The Registrant will move the notation to Footnote 2 in the fee table as requested. The Advisor cannot recoup expenses under the Expense Limitation Agreement. The Registrant will file the Expense Limitation Agreement as an exhibit to Post-Effective Amendment No. 90 to the Registrant’s registration statement on Form N-1A.

2.	Summary Section of Prospectus – Principal Strategies (All Funds)

SEC Comment: Each Fund states in its principal strategies that “Equity securities include common stock, preferred stock and securities convertible into common stock, warrants and rights, and other securities with equity characteristics (for example, participatory notes or derivatives linked to a basket of underlying equity securities, certain options on common stock, and exchange-traded funds).” To the extent a Fund uses derivatives as part of its 80% investment in equity securities, please confirm to the SEC whether such derivative instrument will be valued based on its notional amount.

Response: To the extent a Fund invests in derivatives as part of a Fund’s 80% investment policy, the Registrant confirms that a Fund will not value such derivative instrument based on its notional amount.

3.	Summary Section of Prospectus – Portfolio Management- Portfolio Managers (All Funds)

SEC Comment: Please confirm that all portfolio managers including those who primarily or jointly manage the Fund are listed for the respective Fund.

Response: The Registrant confirms that all portfolio managers have been included for each Fund and the disclosure complies with the requirements of Item 5 of Form N-1A.

4.	Summary Section of Prospectus – Purchase and Sale of Fund Shares (All Funds)

SEC Comment: Please consider moving the second and fifth bullets in the Purchase and Sale of Fund Shares section to the Shareholder’s Guide in the back of the Prospectus.

Response: The Registrant has considered the request, and believes the current disclosure is appropriate for two important reasons: 1) the Fund continues to have a relatively high percentage of direct shareholders who transact directly with the Funds; and 2) the Funds satisfy the prospectus delivery requirement with the Summary Prospectus whenever possible, which does not contain the detailed purchase/sale instructions included in the lengthier statutory prospectus.

5.	Summary Section of Prospectus – Wasatch Global Opportunities Fund – Principal Strategies

SEC Comment: The first sentence of the second paragraph states that “The Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States.” Please provide a supplemental response explaining how a security being domiciled in a country exposes the Fund to the risks of that country.

Response: Although “global” is not subject to Rule 35d-1 (see question 10 of the Frequently Asked Questions about 35d-1), the Fund follows the guidance from Footnote 26 to the Adopting Release of Rule 35d-1 to determine a Fund’s “domicile” which is employed to identify qualifying investments for the Fund and meet the above requirement. Specifically, the Funds follow a multi-factor approach to classify the company, and will generally consider qualifying investments to be in companies that are listed on a local exchange, legally domiciled in a particular country (i.e., incorporated), that have at least 50% of their assets in a particular country (i.e., headquarters or facilities), or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a particular country in order for the investments to be deemed to be tied economically to the country. Most companies are listed and traded on the exchange of their home country, i.e., the country to which they are economically tied. However, some securities are listed on foreign exchanges, in which case the several factors noted above are evaluated to determine the true country to which the company is economically tied, which is the company’s “domicile” for the purpose of compliance with the strategy disclosure.

6.	Summary Section of Prospectus – Wasatch Global Opportunities Fund – Principal Strategies

SEC Comment: The first and second sentences in the third paragraph states that “The Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (up to 80% under normal market conditions).”

Please describe your policy to invest assets in a number of different countries around the world. For example, the Fund may invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States, or if conditions are not favorable, invest at least 30% of its assets outside the United States.

Response: The Registrant will revise the second sentence to read as follows: “The Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions at least 40% of its assets outside the United States or if conditions are not favorable 30% of its assets outside the United States).”

7.	Summary Section of Prospectus – Wasatch Global Opportunities Fund – Principal Risks

SEC Comment: The Fund currently has a “Value Investing Risk” in the Principal Risks but does not have corresponding disclosure regarding the Fund’s investments in value stocks. Please add corresponding disclosure in the Principal Strategies, if applicable. If not applicable, please remove risk from Principal Risks.

Response: The Registrant does not currently have a principal strategy to invest in value stocks. Therefore, Value Investing Risk will be removed from Principal Risks.

8.	Summary Section of Prospectus – Wasatch Small Cap Growth Fund – Principal Strategies

SEC Comment: The last sentence of the second paragraph states that “The Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Russell 2000 Index as of its most recent reconstitution date.” Please disclose the dollar amount of the market capitalization for the largest company as of the Index’s most recent reconstitution date.

Response: The Registrant will add the following disclosure following the last sentence of the second paragraph – “The Russell 2000 Index reconstitution date is typically each year on or around July 1. As of the 2015 reconstitution date, the market capitalization of the largest company in the Russell 2000 Index is $4.7 billion. The market capitalization of the largest company in the Russell 2000 Index is subject to change at its next reconstitution date.”

9.	Summary Section of Prospectus – Wasatch World Innovators Fund – Principal Strategies

SEC Comment: In the section entitled “Summary-Principal Strategies” in the Prospectus, please describe your policy to invest assets in a number of different countries around the world. For example, the Fund may invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States, or if conditions are not favorable, invest at least 30% of its assets outside the United States.

Response: The Registrant will add the following disclosure to the “Summary-Principal Strategies” section of the Prospectus: “The Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions at least 40% of its assets outside the United States or if conditions are not favorable 30% of its assets outside the United States).”

10.	Prospectus – Additional Information about the Funds

SEC Comment: In the section entitled “Additional Information about Investment Strategies and Risks” of the Prospectus for the Fund, please consider including the Fund’s investment objective and a description of the Fund’s principal investment strategies as required by Item 9(a) and Item 9(b) of Form N-1A.

Response: Each Fund has provided a complete description of its investment objective and its principal strategies in its summary section. General Instructions (C)(3)(a) of Form N-1A states that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant currently includes the following disclosure as the second paragraph under the section “Additional Information about the Funds”: “Please see the section entitled “Principal Strategies” in the Fund Summary for a more complete discussion of each Fund’s principal investment strategies. Principal strategies are strategies the Advisor believes are most likely to be important in trying to achieve the Fund’s investment objective.”

11.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment: Please distinguish between principal investment strategies and non-principal strategies for each Fund.

Response: The Registrant believes that the current prospectus satisfies this request. Consistent with Item 9(c) and Item 4 of Form N-1A, each Fund discloses the principal risks of investing in the Fund in the summary “Risk/Return Summary” section. The additional risk disclosure in the “Additional Information about the Funds” section supplements the principal risk disclosure in the summary sections, and, to the extent a supplemental disclosure may be principal to a certain Fund, it is also disclosed (e.g. “Foreign Securities Risk. Investing in foreign securities is a principal strategy of the Core Growth Fund, the Emerging India Fund, the Emerging Markets Select Fund, the Emerging Markets Small Cap Fund, the Frontier Emerging Small Countries Fund, the Global Opportunities Fund, the International Growth Fund, the International Opportunities Fund, the Micro Cap Fund, the Micro Cap Value Fund, the Small Cap Growth Fund, the Small Cap Value Fund, the Strategic Income Fund, the Ultra Growth Fund and the World Innovators Fund. The Large Cap Value Fund, the Long/Short Fund and the Income Fund may invest in foreign securities.”) Additionally, the preface to the “Additional

Information about the Funds” section states “[t]he following supplements the information for principal strategies of the Funds (as identified in their respective summaries) as well as additional information for the Funds using these investments as non-principal strategies.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President

cc:	R. Biles